Exhibit 99.1

Codere Online Luxembourg, S.A.

Société anonyme

Registered office: 7, rue Robert Stümper L-2557 Luxembourg

Grand Duchy of Luxembourg

R.C.S. Luxembourg: B 255798

Convening notice to the General Meeting of the shareholders
OF Codere Online Luxembourg, S.A. (the “Company”) to be held AT
THE REGISTERED OFFICE OF THE COMPANY ON 3 MARCH 2022 AT 5:00 P.M.
(LUXEMBOURG TIME)

Dear Shareholders,

The board of directors of the Company (the “Board of Directors”) is pleased to invite you to participate in the general meeting of shareholders of the Company (the “General Meeting”) to be held at the registered office of the Company on 3 March 2022 at 5:00 p.m. (Luxembourg time) with the following sole agenda item:

Agenda of the
General Meeting

1.	Approval of the creation, the set-up and the terms and conditions of a long-term incentive plan for the Company (the “LTIP”).

Proposed resolution:

“After due and careful consideration of the LTIP, as tabled in the General Meeting, the General Meeting resolves to approve the creation, the set-up and the terms and conditions of the LTIP by the Company, substantially in the terms of the LTIP and the LTIP Master Agreement attached as an Annex to the minutes of this meeting.”

*          *

*

The health and well-being of our various shareholders is our top priority. In view of the ongoing Covid-19 pandemic and as permitted by and in accordance with the law of 23 September 2020, as amended from time to time, implementing measures concerning the holding of meetings in companies and other legal entities (the “Law of 23 September 2020”), we are taking precautionary measures in line with the guidance from public health authorities and are holding the General Meeting without a physical presence of shareholders. As a result, the only way for you to participate in the General Meeting is by a vote in writing or by appointing a special attorney designated by the Company.

WE KINDLY ASK YOU TO PLEASE CAREFULLY READ AND FOLLOW THE RULES GOVERNING THE HOLDING OF THE GENERAL MEETING SET OUT HEREAFTER:

AVAILABLE INFORMATION AND DOCUMENTATION

The following information is available on the Company’s website: https://www.codereonline.com/

●	this convening notice for the General Meeting (which includes a draft resolution in relation to the above agenda point to be adopted at the General Meeting);

●	the Attendance and Proxy Form (as defined below and to be provided by the Depository (as defined below) together with the convening notice for the General Meeting); and

●	the full text of the LTIP to be approved at the General Meeting, together with the LTIP Master Agreement and the Invitation Letter template (as attached in Annex I hereto).

These documents may also be obtained free of charge at the Company’s registered office in Luxembourg.

QUORUM AND MAJORITY

Please note that, in accordance with article 13.5 of the articles of association of the Company (the “Articles”), the sole agenda item of the General Meeting shall be validly passed if approved by a majority of votes cast in accordance with the voting arrangements and instructions set out in this Convening Notice, provided that at least 33 1/3% of the ordinary shares of the Company are present or represented at the General Meeting (the “Quorum”).

In accordance with Article 13.12 of the Articles, Attendance and Voting Forms which show neither a vote in favour, nor against the resolution, nor an abstention, shall be void and shall not be taken into account for the determination of the Quorum.

RECORD DATE AND SHAREHOLDING CONFIRMATION CERTIFICATE

In accordance with Article 13.10 of the Articles, the Board of Directors has determined as the record date for admission to the General Meeting close of business (11:59 p.m. Luxembourg time, 5:59 p.m. EST) on 11 February 2022 (the “Record Date”).

Any shareholder who holds one or more ordinary shares(s) of the Company on the Record Date may vote at the General Meeting. Shareholders who have transferred their ordinary shares between the Record Date and the date of the General Meeting cannot participate at the General Meeting. In case of breach of such prohibition, criminal sanctions may apply.

In accordance with article 13.11 of the Articles, shareholders wishing to participate in the General Meeting must provide the Company with a certificate issued by the Company’s depository CONTINENTAL STOCK TRANSFER & TRUST CO (the “Depository”) certifying the number of shares recorded in the relevant account on the Record Date or a brokerage statement showing proof of ownership of shares of the Company and the number of shares held on the Record Date (the “Shareholding Confirmation Certificate”). Please contact the Depository at CSTmail@continentalstock.com (in case your shares are held through book entries) or your broker (in case your shares are held through Cede & Co) on or as soon as possible after the Record Date to obtain such Shareholding Confirmation Certificate.

The Shareholding Confirmation Certificate must be provided to ir@codereonline.com no later than 11:59 p.m. Luxembourg time (5:59 p.m. EST) on 27 February 2022.

Any Shareholding Confirmation Certificate provided after this date or certifying the number of shares recorded in the relevant account on a date other than the Record Date shall be considered void and the holder of the shares in question shall not be able to participate in the General Meeting.

PARTICIPATION IN THE GENERAL MEETING

In the context of the present sanitary situation due to the Covid-19 pandemic and in accordance with the Law of 23 September 2020, the Board of Directors has decided as a temporary measure to ensure both the safety of the participants to the General Meeting and the business continuity of the Company during the pandemic to hold the General Meeting at the registered office of the Company but without the possibility for shareholders to be physically present at the General Meeting.

In accordance with the Law of 23 September 2020, the Company requires that (i) the General Meeting be held without the physical presence of shareholders, and (ii) shareholders and other participants participate to the General Meeting and exercise their rights exclusively by a vote in writing or by appointing a special attorney designated by the Company.

If you wish to be represented at the General Meeting, or would like to express your vote at the General Meeting through voting form, in accordance with article 13.12 of the Articles, please use the attendance and proxy form (the “Attendance and Proxy Form”), which will be provided to you by the Depository together with the convening notice for the General Meeting and which is also available on the Company’s website: https://www.codereonline.com/.

In that case we would be grateful if you could return the Attendance and Proxy Form duly completed and signed by e-mail to ir@codereonline.com no later than close of business (11:59 p.m. Luxembourg time, 5:59 p.m. EST) on 28 February 2022.

Please note that Attendance and Proxy Forms received after this date will not be taken into account for the determination of the Quorum and the respective holders of shares will not be able to participate in the General Meeting.

For any technical questions relating to your participation in the General Meeting, please contact Guillermo Lancha, Director of Investor Relations, at guillermo.lancha@codere.com.

DATA PROTECTION

In the context of the organization and holding of the General Meeting, the Company processes personal data concerning its shareholders or individuals relating to its shareholders, in accordance with the applicable legislation and in particular the General Data Protection Regulation (EU) 2016/679, and as further described in our data protection notice attached as Annex II hereto.

On behalf of the Board of Directors, we thank you for your continued support.

Sincerely,

/s/ Patrick Ramsey
Patrick Ramsey, Chairman of the Board of Directors
Luxembourg, on 14 February 2022

ANNEX I

FINAL VERSION OF THE LTIP TOGETHER WITH THE LTIP MASTER
AGREEMENT AND THE INVITATION LETTER TEMPLATE TO BE SUBMITTED
TO THE GENERAL MEETING

Long Term Incentive Plan – Summary of Key Terms and Conditions

●	5 year plan (2022-26);

●	Awards comprised of stock options, restricted shares and deferred payment right, as follows:

○	Stock options struck at $10 per and exercisable by holder cash or cashless (in any event, company has the option to cash settle to avoid issuing shares).

○	Restricted shares may also be cash settled by the company in lieu of delivery.

○	Deferred payment right calculated based on operating and financial performance of the business and, if applicable, payable at the earlier of a change of control and plan expiration.

●	Total stock options and restricted share awards under the plan initially capped at 5% of the total issued and outstanding shares, to be increased by 0.2% per year to allow for additional Beneficiaries.

●	5 year vesting period (20% per year) subject to acceleration upon change of control, as follows:

○	Direct change of control of: 50%+

○	Indirect change of control:

■	50%+ if employee termination within 1 year

■	80%+

●	Stock options may be exercised and restricted shares may sold no earlier than 90 days following vesting, but, in any event, no earlier than December 31, 2023.

●	Except as prohibited by applicable securities law (e.g. for executive officers and directors), the company may extend loans to Beneficiaries to cover year 1 (only) tax impact of vested awards.

●	Beneficiaries required to enter into no less than a 6 month non-compete and 12 month non-solicit.

●	Bad Leavers (i.e. termination for Cause) subject to award forfeiture, all other departures (voluntary and involuntary) will be Good Leavers and will retain solely the vested portion of the awards.

●	Awards also subject to clawback (recovery of delivered awards) and malus (forfeiture of vested but not delivered awards) in certain circumstances to be established by the Holdco Board.

●	Accounting and tax implications to be analyzed by to be named external advisor (process underway).

●	Requires Holdco Board and Holdco Shareholders (de-facto Codere Group) approval.

1

Long Term Incentive Plan

General

Holdco’s senior management team and/or certain members of Holdco Board may, from time to time, participate in long-term incentive plans with the main objective of enhancing the alignment between senior management and director interests with those of Codere Online and Holdco Shareholders and to strengthen the retention and motivation of senior management and directors in the long term. Any such plan may include compensation in the form of stock options, restricted shares, and/or other cash- and/or equity-based deferred payments payable upon the achievement of one or more long-term operating and/or financial objectives.

All long-term incentives granted to senior management and directors shall be subject to vesting periods in order to promote the long-term retention of those senior managers and directors. Compensation under any such long-term incentive plan may be awarded to both existing and future senior managers and directors and would be in accordance with their expected role, responsibilities and contribution to the business of Holdco, as well as prior business experience and professional qualifications.

The long term incentive plan that we have submitted to the Holdco Board for its review and approval (“LTIP” or “Incentive Plan”) will be for the benefit of the certain existing and future senior managers of Holdco and Remunerated Directors (“Initial Plan Participants”), which, if approved, will be taken to an extraordinary meeting of Holdco Shareholders for its approval and is expected to become effective once said approval is obtained (“Plan Effective Date”).

The term of the Incentive Plan will from the Plan Effective Date be through December 31, 2026 (“Term”) notwithstanding that participants in the Incentive Plan will have one (1) year following the expiration of the term to exercise any vested stock options.

Participation

Any directors, senior management and/or employees of Codere Online that are invited to participate in the Incentive Plan after the Plan Effective Date (the “Subsequent Plan Participants” and together with the Initial Plan Participants, the “Plan Participants”), would participate pursuant to a proposal made by the CEO of Holdco and subject to approval by the Holdco Board.

Grants

The Plan Participants will, under the Incentive Plan, be granted a combination of stock options, restricted shares and/or deferred payment rights (which, in general we expect to be in equal parts) pursuant to a target individual total compensation during the Term (“Target Comp”) to be calculated as the product of:

(i)	The sum of the Plan Participant’s (x) gross annual base salary or service fee, as applicable, and (y) target annual cash bonus, assuming a performance evaluation determination of having met the target objectives established (in each case as expressed in U.S. dollars and reflecting the terms of their employment or service agreement, as applicable, in place at the time of any such participation) (the “Annual Comp”);

(ii)	A multiplier (the “Multiplier”) to reflect the differences in expected role, responsibilities and contribution to the business, and, in the case of senior management, to be proposed by the CEO and approved by the Holdco Board; and

(iii)	The Term, expressed in years (or fractions thereof), equal to the time between incorporation into the Incentive Plan (for Initial Plan Participants January 1, 2022) and the expiration date of the Term.

For illustrative purposes, an individual which, at the time of participation in the Incentive Plan has a gross annual base salary of $100,000, a target annual cash bonus equal to 20% of his or her gross annual base salary (i.e. $20,000), a Multiplier of 1.0, and was incorporated to the plan on the first day of the Term, would have a Target Comp under the Incentive Plan of $600,000 (i.e. $120,000 x 5).

2

It is expected that the stock options, restricted shares and/or deferred payment rights will be granted at the time of participation in the Incentive Plan and, in general, will be granted in equal parts, as follows:

(i)	Stock options/warrants – the number of stock options to be granted will be equal to the Target Comp, divided by three (3) and further divided by $10.50, which reflects our target share price of $20.50 (the “Target Share Price”) less the $10.00 strike price (i.e. the price at which investors have purchased DD3 Units in the Private Placement and IPO, and will be purchasing shares of DD3 Class A Common Stock under the Forward Purchasing Agreements and Subscription Agreements), and subject to standard anti-dilution protections including, but not limited to, stock splits, share dividends, etc. (and adjustment for extraordinary cash dividends).

For illustrative purposes, in the example outlined above (Target Comp equal to $600,000), the Plan Participant would be granted 19,048 stock options/warrants (i.e. $600,000 / 3 / $10.50).

(ii)	Restricted shares – the number of restricted shares to be granted will be equal to the Target Comp, divided by three (3) and further divided by the Target Share Price, and subject to standard anti-dilution protections including, but not limited to, stock splits, share dividends, etc. (and adjustment for extraordinary cash dividends).

For illustrative purposes, in the example outlined above (Target Comp equal to $600,000), the Plan Participant would be granted 9,756 restricted shares (i.e. $600,000 / 3 / $20.50).

(iii)	Deferred payment right – an amount equal up to the Target Comp divided by three (3) (the “Maximum Deferred Payment”). The actual amount payable pursuant to this deferred payment right will be equal to the Maximum Deferred Payment multiplied by a percentage, capped at 100% (and subject to linear interpolation thereto), reflecting the achievement of the target increase in Codere Online’s equity value (i.e., enterprise value as adjusted for net debt), of $300 million (the “Incremental Value”) but subject to adjustment to reflect additional equity (or equity like) capital contributions, dividends or capital redemptions (or any other distributions to shareholders), if applicable, over a baseline equity value of $350 million (the “Initial Value”).

The Incremental Value will be determined as soon as possible following year-end 2026 (or earlier, following a Company Sale Event, as defined below, if applicable) and will reflect the EBITDA for the year 2026 (or, in the event of a Company Sale Event, the latest available 12-month figure), multiplied by ten (10), plus cash and less financial debt (in each case, as established and/or defined in the approved Incentive Plan definitive documentation).

For illustrative purposes, in the example outlined above (Target Comp equal to $600,000), the Maximum Deferred Payment would be $200,000 (i.e. $600,000 / 3).

Amounts payable pursuant to this deferred payment right will be paid by Holdco as soon as possible following expiration of the Term or, if earlier, a Company Sale Event and, at the option of Holdco, may be payable in cash or Holdco Ordinary Shares.

Vesting

Compensation granted under the Incentive Plan is expected to be subject to vesting equal to 20% per year but providing for a pro-rata (daily) vesting in the event of partial year period (for example, in the event of termination or resignation of the Plan Participant), subject to acceleration in the event of a Company Sale Event.

Except in the case of a termination for gross misconduct, fraud and/or gross negligence (“Cause”), in which case the relevant Plan Participant would forfeit all rights to both vested and unvested compensation under the Incentive Plan, Plan Participants that no longer are employed by Codere Online or no longer provide services to Codere Online, as applicable, will retain all vested compensation up to the date of any resignation or termination.

3

In the event of any of the following (each a “Company Sale Event”):

(i)	a direct change of control of Codere Online whereby a third-party or a group of third parties acting in concert, in either case in one or a series of related transactions, either (a) end up owning more than 50% of the issued and outstanding Holdco Ordinary Shares or (b) acquire all or substantially all of the assets of Codere Online, or

(ii)	an indirect change of control of Holdco whereby a third-party or a group of third parties acting in concert, in either case in one or a series of related transactions, end up owning 80% or more of the issued and outstanding Holdco Ordinary Shares, or

(iii)	an indirect change of control of Holdco whereby a third-party or a group of third parties acting in concert, in either case in one or a series of related transactions, end up owning more than 50% of the issued and outstanding Holdco Ordinary Shares and the relevant Plan Participant is terminated, other than for Cause, within one year after said indirect change of control, there would be a full acceleration of the Plan Participant’s rights to the stock options, restricted shares and deferred payment rights granted (i.e. the Plan Participant would be 100% vested).

Exercise

The stock options granted under the Incentive Plan will have a strike price of $10.00, subject to standard anti-dilution protections including, but not limited to, stock splits, share dividends, etc. (and adjustment for extraordinary cash dividends), and will be exercisable, at the option of the Plan Participant, on a cash or cashless basis, at any time after 90 days following vesting but no earlier than the second annual anniversary of the Plan Effective Date.

Notwithstanding the Plan Participant’s decision at the time of exercise of any vested stock options, in regards to exercising on a cash or cashless basis, Holdco shall have the option to net cash settle to avoid the dilutive impact from any such stock option exercise.

Subject to applicable transfer and resale restrictions, the restricted shares granted under the Incentive Plan may be sold by the Plan Participant at any time after 90 days following vesting but no earlier than the second annual anniversary of the Plan Effective Date.

4

CODERE ONLINE LUXEMBOURG, S.A.

Date: [Date]

Employer Company: [Employer Company]

Dear [Name of Eligible Beneficiary]

Invitation Letter – Long Term Incentive Plan

In recognition of your expected role, responsibilities and contribution to the business of Codere Online and as compensation for the post-contractual non-compete and non-solicit covenants below, Codere Online Luxembourg, S.A. (the “Company”) is pleased to offer you participation in the Long Term Incentive Plan of the Company (the “LTIP”) as approved by both the board of directors of the Company on February 2, 2022 and shareholders of the Company on [Date].

The LTIP is subject to the terms and conditions as set forth in the LTIP Master Agreement and corresponding Sub Plans and to the acceptance of the post-contractual non-compete and non-solicit covenants below. This LTIP entitles you to benefit from (i) restricted shares of the Company, (ii) stock options of the Company and/or (iii) a deferred payment right, as outlined in the appendices to this Invitation Letter.

A copy of the LTIP Master Agreement (including corresponding Sub Plans) is being provided to you for your information and records together with this Invitation Letter.

Please confirm acceptance of your participation in the LTIP, which will constitute your acceptance of the terms and conditions of the LTIP Master Agreement, the corresponding Sub Plans and the terms of this Invitation Letter, including the post-contractual non-compete and non-solicit covenants by signing and delivering a copy of this Invitation Letter to the following individuals by e-mail within 15 calendar days following your receipt of this Invitation Letter.

Oscar Iglesias	Yaiza Rodriguez
CFO, Codere Online	General Counsel, Codere Online
oscar.iglesias@codere.com	yaiza.rodriguez@codere.com

Please direct any questions or comments that you may have regarding the LTIP to the above individuals. Please note that until a signed copy of this Invitation Letter is returned by you to the Company, you will not acquire the status of “Beneficiary”, as set out in clause 5 of the LTIP Master Agreement. Moreover, with the signature you are also accepting the following:

Post-contractual non-compete and non-solicit covenants:

In view of Codere Online’s interest that the Beneficiary does not compete with any Codere Online company or solicit any employee or independent contractor of any Codere Online company on behalf of any other business, or the Beneficiary induces any employee or independent contractor associated with Codere Online to terminate his/her relationship, the Parties agree that after the termination of his/her employment/service provider relationship for any reason whatsoever, and during the period specified below, the Beneficiary shall refrain from performing any activities that may be in competition with those of Codere Online and from soliciting any employee or contractor of Codere Online. This applies to any activities performed either on his/her own behalf or on behalf of a competing company, by using, either for his/her benefit or for the benefit of any competitor, the specific know-how or practice that the Beneficiary may have acquired during the term of his/her employment/service provider relationship with Codere Online.

In particular, the Beneficiary shall refrain from performing any of the following actions or activities:

-	To directly or indirectly make offers or proposals, seek, approach or induce to contract on his/her behalf or of any third party, any individuals or corporate bodies to whom, to his/her knowledge, Codere Online has provided goods or professionals services at any time during the one year period before the date of termination of the Contract, or that had been negotiating with Codere Online for the performance of activities or services for Codere Online at the time of termination of his/her employment/service provider relationship.

-	To directly or indirectly make offers or proposals, induce or solicit, on his behalf or any third party, any individual who on the date of termination of his/her employment/service provider relationship, is employed or contracted by Codere Online, so that this individual ceases to work for Codere Online and to engage or be employed by any other person or to arrange that such individual be engaged or employed by another natural or legal person that is conducting any business that may be in competition with any of the business conducted by Codere Online.

Terms of non-compete and non-solicitation:

The Beneficiary shall refrain from competing under the terms set out above for a period of [6] months from the date of termination of his/her employment/service provider relationship and from soliciting under the terms set out above for a period of [12] months from the date of termination of his/her employment/service provider relationship.

Compensation:

As compensation for the non-compete and non-solicitation obligation, the Beneficiary shall benefit from the LTIP.

Both Parties agree that this is adequate to compensate the duties abovementioned.

Non-fulfilment

If the Beneficiary breaks the post-contractual non-compete and non-solicitate obligations regulated above, the Beneficiary awards may be subject to clawback and/or malus as established in clause 12.2 of the LTIP Master Agreement.By signing and delivering this Invitation Letter, you acknowledge that:

-	Nothing in this Invitation Letter, the LTIP Master Agreement or its corresponding Sub Plans changes your employment or service relationship with your Employer Company.

-	You have received and reviewed this Invitation Letter, the LTIP Master Agreement and its corresponding Sub Plans in their entirety, have had an opportunity to obtain the advice of counsel prior to your signing of this Invitation Letter, and fully understand all provisions of this Invitation Letter, the LTIP Master Agreement and its corresponding Sub Plans.

-	You accept the post-contractual non-compete and non-solicit covenants regulated herein.

For and on behalf of Codere Online Luxembourg, S.A.

Moshe Edree
CEO, Codere Online

I hereby accept the invitation extended to me to participate in the LTIP and become a Beneficiary in the terms set out in this Invitation Letter, the LTIP Master Agreement and its corresponding Sub Plans.

[Name of Eligible Beneficiary]

[Employer Company]

APPENDIX 1 - RESTRICTED SHARES

Total Number of Restricted Shares Granted	[*]
Start of Vesting Period	The date on which a signed copy of this Invitation Letter is returned by you to the Company, notwithstanding that for purposes of section 3.7(iii) and section 2.1 of the Restricted Shares Sub Plan, the Start of Vesting Period for any Beneficiaries that were employees, directors or otherwise provided service to Codere Online (as independent contractors) as of January 1, 2022, shall be deemed to be January 1, 2022.
End of Vesting Period	December 31, 2026.
Vesting Calendar	20% vesting per calendar year (with pro-rata daily vesting for partial year periods), considering the applicable Start of Vesting Period, and through to the End of Vesting Period.
Lock Up Period	90 days following vesting, but no earlier than December 31, 2023.

APPENDIX 2 - STOCK OPTIONS

Number of Stock Options Granted	[*]
Strike Price per Stock Option	USD 10,00
Exercise Date

The Exercise Date to be reflected in any Notice of Intention to Exercise Stock Options to be provided by Beneficiary to the Company (in substantially the same form as reflected in Appendix 4).

Provided, however, that any such Exercise Date must be no earlier than 5 business days following the date upon which said Notice of Intention to Exercise Stock Options has been received by the Company, to allow the Company sufficient time to make a decision (at its sole discretion) regarding its option to net cash settle the Stock Options (to avoid the dilutive impact from any such exercise), as established in Clause 3.1 of Sub Plan 2.

Start of Vesting Period	The date on which a signed copy of this Invitation Letter is returned by you to the Company, notwithstanding that for purposes of section 3.7(iii) and section 2.1 of the Stock Options Sub Plan, the Start of Vesting Period for any Beneficiaries that were employees, directors or otherwise provided service to Codere Online (as independent contractors) as of January 1, 2022, shall be deemed to be January 1, 2022.
End of Vesting Period	December 31, 2026.
Vesting Calendar	20% vesting per calendar year (with pro-rata daily vesting for partial year periods), considering the applicable Start of Vesting Period, and through to the End of Vesting Period.
Lock Up Period	90 days following vesting, but no earlier than December 31, 2023 and no later than December 31, 2027.

APPENDIX 3 - DEFERRED PAYMENT RIGHT

Award amount formula	IV = EV-BV-IC Where: IV means Incremental (Equity) Value. EV means Exercise (Equity) Value, which will be equal to:
	i)	2026 Adjusted EBITDA * 10 - net financial debt or
	ii)	in the event of a Company Sale Event, the Transaction Value of Codere Online as established in the Company Sale Event.

EBITDA means earnings before interest, taxes, depreciation and amortization.

Adjusted EBITDA means EBITDA excluding extraordinary and other non-recurring items including Growth Marketing.

Growth Marketing means marketing expenditures in excess of 30% of net gaming revenue.

Transaction Value means the sum of the fair market value of all consideration paid, to be paid, or otherwise attributable to 100% of the equity value of Codere Online including, but not limited to, cash, securities, assumption of debt or any other consideration of any form.

BV means Base (Equity) Value of $350 million.

IC means Invested Capital from shareholders (i.e. equity or equity like capital contributions) less any cash distributions to shareholders (i.e. dividends, return of capital, etc.), in each case to the extent made after the Date of Commencement of the Plan and capitalized at an annual rate of 8%.

Target IV of $300 million.

Award Amount	USD [*]
Start of Vesting Period	The date on which a signed copy of this Invitation Letter is returned by you to the Company, notwithstanding that for purposes of section 3.7(iii) and section 2.1 of the Deferred Payment Right Sub Plan, the Start of Vesting Period for any Beneficiaries that were employees, directors or otherwise provided service to Codere Online (as independent contractors) as of January 1, 2022, shall be deemed to be January 1, 2022.
End of Vesting Period	December 31, 2026.
Vesting Calendar	20% vesting per calendar year (with pro-rata daily vesting for partial year periods), considering the applicable Start of Vesting Period, and through to the End of Vesting Period.
Payment Date	As soon as possible after the End of Vesting Period or, if earlier (and if possible), a Company Sale Event, but, in any event, no later than March 31, 2027.

APPENDIX 4 - NOTICE OF INTENTION TO EXERCISE STOCK OPTIONS

Date:	[Date]

To:	Codere Online Luxembourg, S.A., to the attention of

Oscar Iglesias
CFO, Codere Online
oscar.iglesias@codereonline.com

Yaiza Rodriguez
General Counsel, Codere Online
yaiza.rodriguez@codereonline.com

Exercise Date:	[Date]

Stock Options:	[*]

Exercise Type[12]:	[Cash / Cashless]

Tax Obligations:	[Sell to Cover / Do Not Sell to Cover]

This constitutes notice to Codere Online Luxembourg, S.A. (the “Company”), that I elect to exercise my rights pursuant to Stock Options awarded to me under the LTIP as set forth above (the “Notice”). Capitalized terms used, and not otherwise defined herein, shall have the meaning ascribed to such term in the LTIP Master Agreement and corresponding Sub Plan 2.

By signing and delivering this Notice to the Company, I hereby acknowledge that i) I am the owner of the Stock Options to be exercised as outlined herein and have full power and authority to exercise same and ii) notwithstanding my election to exercise on a “cash” or “cashless” basis, that the Company may elect (at its sole discretion) to “net cash settle”3 the Stock Options (to avoid the dilutive impact from any such exercise), as established in Clause 3.1 of Sub Plan 2.

1	In a “cash exercise”, Beneficiary to pay an amount in cash (payable within 5 business days following the Exercise Date) equal to x) the Strike Price per Stock Option, multiplied by y) the number of Stock Options being exercised, and would receive, in return, a number of Shares equal to the number of Stock Options being exercised. Beneficiary agrees that no Shares will be delivered by the Company until said cash amount has been received by the Company.
2	In a “cashless exercise”, Beneficiary to receive a number of Shares (within 5 business days following the Exercise Date) equal to x) the difference between the Share price on the Exercise Date and the Strike Price per Stock Option, multiplied by y) the number of Stock Options being exercised, and divided by z) the Share price on the Exercise Date.
3	In the event that Company elects to “net cash settle”, Beneficiary to receive an amount in cash (payable within 5 business days following the Exercise Date) equal to x) the difference between the Share price on the Exercise Date and the Strike Price per Stock Option, multiplied by y) the number of Stock Options being exercised.

Taxes Due

As provided under LTIP Master Agreement and corresponding Sub Plan 2, I acknowledge that I am responsible for the full amount of any withholding taxes due in connection with the above exercise of Stock Options.

Sell to Cover

In the event of a cash or cashless exercise of Stock Option at the Exercise Date (i.e. the Company has not elected to net cash settle) and provided that I have elected (as outlined above) to have the Company “sell to cover” the withholding taxes due related to my exercise of the above Stock Options, then I hereby authorize the Company to retain (and sell) the number of Shares (which would otherwise be delivered to me) as needed to meet the withholding taxes due by me in connection with the above exercise of Stock Options, in accordance with Section 13.2 of the LTIP Master Agreement.

Rights as Shareholder

In the event that I receive Shares pursuant to this Notice, I acknowledge that until any such Shares are delivered to me by the Company, I will have no right to vote or receive dividends or have any other rights as a stockholder with respect to such Shares and no adjustment shall be made for dividends declared or any other right for which the record date is prior to the date on which the Shares have been delivered to me.

Interpretation

Any dispute regarding the interpretation of this Notice shall be submitted promptly by me or the Company to the Company board of directors. The resolution of any such dispute by the Company board of directors shall be final and binding on all parties.

Entire Agreement

The Invitation Letter (pursuant to which the Stock Options were granted), LTIP Master Agreement and corresponding Sub Plan 2 are incorporated herein by reference, and together with this Notice constitute the entire agreement of the parties with respect to the subject matter hereof.

Very truly yours,

[Name of Beneficiary]

[Employer Company]

LONG TERM INCENTIVE PLAN

MASTER AGREEMENT

February 2022

Table of contents

1.	Introduction
2.	Definitions
3.	Objective and general description of the Plan
4.	Beneficiaries of the Plan
5.	Adhesion procedure
6.	Commencement of the LTIP
7.	Vesting Period
8.	Limitation of rights, declaration of limitation of liability and data protection
9.	Corporate transactions: Company Sale Event
10.	Termination of the Plan
11.	Confidentiality
12.	Clawback and malus clause
13.	Tax and social security consequences
14.	Miscellaneous
15.	Other incentive schemes
16.	Governing law
17.	Partial nullity
18.	Recognition

Sub Plan 1 - Restricted Shares

Sub Plan 2 - Stock Options

Sub Plan 3 - Deferred Payment Right

1. Introduction

Codere Online Luxembourg, S.A. has decided to implement a “Long Term Incentive Plan” (“LTIP” or “Plan”), for a group of senior managers (but that may include other employees), Remunerated Directors of Codere Online, and, where appropriate, certain independent contractors providing services to Codere Online, that are currently located in the following jurisdictions1:

●	Spain
●	Italy
●	Malta
●	Israel
●	Mexico
●	Colombia
●	Panama
●	Argentina

The LTIP is based on the following three components, which will be offered in accordance with the provisions set forth hereunder, to the Beneficiaries selected for this purpose, who accept to participate in the Plan.

-	Restricted Shares.

-	Stock Options.

-	Deferred Payment Right linked to value creation and payable upon the achievement of one or more long-term operating and/or financial objectives.

The following LTIP terms and conditions (“Terms and Conditions”) will apply to all the participants in the Plan, without prejudice to any special conditions which may be established by Codere Online Luxembourg S.A., with regards to each Beneficiary.

2. Definitions

In this Master Agreement, unless otherwise specified, the following terms shall have the meaning set out for each one of them below:

●	“Award” means, individually or collectively, Restricted Shares, Stock Options or Deferred Payment Right.

●	“Beneficiary” means an individual with an employment or other contractual relationship with Codere Online, and extended an invitation to participate in the LTIP by the Holdco Board at its absolute discretion, and who formally accepts said invitation to participate in the LTIP, as established in clause 5.

[1]	Note that it will be possible to include additional jurisdictions in the LTIP.

●	“Cause” means due to gross misconduct, fraud and/or gross negligence.

●	“CEO” means the managing director, chief executive officer or equivalent position (as applicable) of Codere Online.

●	“Company” or “Holdco” means Codere Online Luxembourg, S.A.

●	“Codere Group” means Codere, S.A. or, following the corporate restructuring implemented in November 2021, any succeeding parent company, and their respective subsidiaries.

●	“Codere Online” means Holdco and its direct and indirect subsidiaries, including any subsidiary of Holdco formed or acquired after the business combination with DD3 Acquisition Corp. II completed on November 30, 2021.

●	“Comp.” means compensation.

●	“Date of Commencement of the Plan” means the date on which the Plan is approved by the general shareholder’s meeting of Codere Online Luxembourg, S.A. (or the date specifically established for these purposes by said general shareholders’ meeting).

●	“Eligible Beneficiaries” means the individuals who receive an invitation to participate in the LTIP.

●	“Employer Company” means the local employer (or recipient of services provided under a service agreement or an appointment as director) of each Beneficiary, which will be the entity liable for payment and compliance with applicable payroll obligations (income tax withholdings and social security tax withholdings/payments), and will initially be comprised of the following Codere Online companies:

➢	Spain: Servicios de Juego Online S.A. and Codere Online S.A.

➢	Italy: Codere Scommesse S.R.L.

➢	Malta: Codere Online Management Services Ltd. and Codere Online Operator Ltd.

➢	Israel: Codere Israel Marketing Support Services Ltd.

➢	Mexico: Codere Online Mexico AenP and Libros Foraneos S.A. de C.V.

➢	Colombia: Codere Online Colombia S.A.S.

➢	Panama: Codere Online Panama S.A.

➢	Argentina: Codere Online Argentina (pending constitution).

●	“End of Vesting Period” means December 31, 2026.

●	“Grant Date” means the date on which the Beneficiary has accepted his/her Invitation Letter.

●	“Invitation Letter” means the document whereby the Company shall invite each Eligible Beneficiary to participate in the LTIP, including post-contractual non-compete and non-solicit covenants and, as the case may be, any specific provision or condition that will apply to each Beneficiary.

●	“Holdco Board” means the board of directors of Holdco.

●	“Holdco Ordinary Shares” means the ordinary shares of Holdco, with a nominal value of €1.00 per share.

●	“Holdco Shareholders” means holders of Holdco Ordinary Shares.

●	“LTIP” means Long Term Incentive Plan.

●	“Payment Date” means the date on which payment under the Deferred Payment Right is made to the Beneficiaries.

●	“Plan” means “Long Term Incentive Plan”.

●	“Remunerated Directors” means member of Holdco Board that would be entitled to compensation as established under the Nomination Agreement and/or as otherwise established in Holdco’s articles of association.

●	“Restricted Shares” means Holdco Ordinary Shares to be issued under the Plan to a Participant and subject to the restrictions as established herein.

●	“Start of Vesting Period” means the date on which the vesting of the components that integrate the LTIP starts, which will be the Date of Commencement of the Plan or after such date when an individual becomes a Beneficiary later, notwithstanding that for purposes of section 3.7(iii) and section 2.1 of each Sub Plan reflected herein, the Start of Vesting Period for any Beneficiaries that were employees, directors or otherwise provided service to Codere Online (as independent contractors) as of January 1, 2022, shall be deemed to be January 1, 2022.

●	“Sub Plan” means, each document that governs the specific terms that are applicable to each of the three components of the LTIP.

●	“Terms and Conditions” means the terms and conditions of the LTIP as established in this document.

●	“Vesting Period” means the period between the Date of Commencement of the Plan and December 31, 2026.

3. Objective and general description of the Plan

3.1.	With the underlying objective of enhancing the alignment between senior management and directors’ interests with those of Codere Online and Holdco Shareholders and to strengthen the retention and motivation of senior management and directors in the long term, Codere Online has decided to implement the present LTIP, under the terms and conditions established in this LTIP.

3.2.	This LTIP shall be effective as from the Date of Commencement of the Plan.

3.3.	The LTIP is based on the following three components:

-	Restricted Shares.

-	Stock Options.

-	Deferred Payment Right linked to value creation and payable upon the achievement of one or more long-term operating and/or financial objectives.

3.4.	In general terms, each Beneficiary shall be entitled to receive the three components. However, exceptionally, Holdco Board may decide whether a Beneficiary is entitled to only one or two of the components or to establish a mix between the three components different than that established in clause 3.5, which will be reflected in the Invitation Letter delivered to the individual. Those aspects which are specific to each one of the components, are reflected in the corresponding Sub Plan.

3.5.	The total number of Holdco Ordinary Shares issuable to Beneficiaries pursuant to the Restricted Shares and Stock Options[2] granted under the Plan shall be limited to 5,0%[3] of the total number of issued and outstanding Holdco Ordinary Shares on the Date of Commencement of Plan[4] and, thereafter, shall be increased by an amount equivalent to 0,2% of the total number of issued and outstanding Holdco Ordinary Shares on each December 31st through to (but not including) the End of Vesting Period, to provide for additional capacity to grant awards to future Eligible Beneficiaries (for example, new employees).

[2]	For this purpose, assuming all holders exercise on a cash basis (i.e. one Holdco Ordinary Share issued per Stock Option).
[3]	Subject to standard anti-dilution protections (including, but not limited to, stock splits and share dividends).
[4]	Based on the 45,121,956 current issued and outstanding Holdco Ordinary Shares, this would be equivalent to an initial cap on the aggregate number of Restricted Shares and/or Stock Options (assuming exercised on a cash basis) of 2,256,097.

3.6.	Generally, Beneficiaries will be entitled to receive the three components, and the distribution of the LTIP between the three components, will be the following:

-	Restricted Shares: 33,334%

-	Stock Options: 33,333%

-	Deferred Payment Right: 33,333%

3.7.	The total compensation under the LTIP will be granted pursuant to a target individual total compensation (“Target Comp.”) during the term to be calculated as the product of:

(i)	The sum of the Beneficiaries’, (x) gross annual base salary, gross annual cash remuneration as director or annual service fee as independent contractor, as applicable, and (y) target annual cash bonus, assuming a performance evaluation determination of having met the target objectives established (in each case as expressed in U.S. dollars[5] and reflecting the terms of their employment, appointment as director or service agreement, as applicable, in place at the time of any such participation in the LTIP) (the “Annual Comp.”);

(ii)	A multiplier (the “Multiplier”) of between 0.75 and 1.75 to reflect the differences in expected role, responsibilities and contribution to the business, and, in the case of employees and independent contractors, to be proposed by the CEO and approved by the Holdco Board; in the case of the CEO, CFO and the Remunerated Directors[6] the Multiplier will be defined by the Holdco Board, and;

(iii)	The term, expressed in years (or fractions thereof), equal to the time between Start of Vesting Period and the End of Vesting Period.

[5]	Based on applicable exchange rates as of the Date of Commencement of the Plan, unless otherwise agreed between the company and LTIP Beneficiary (for example, fixing of an alternate date pursuant to employment/service agreement between company and Beneficiary).
[6]	In the case of the CEO, CFO and Remunerated Directors, as established in limb (xix) of Section IV. (Board Reserved Matters) under Codere Online’s Procedural Rules and Corporate Governance Guidelines for the Board of Directors data December 2021.

4. Beneficiaries of the Plan

4.1.	Those Eligible Beneficiaries who receive from the Company an invitation to participate in the Plan and accept in writing to participate according to the terms described in clause 5 below, will acquire the status of Beneficiary, as long as they accept and sign a post-contractual non-compete and non-solicit (of clients and employees) covenant for a period of time following termination of employment as established in his or her Invitation Letter, and where the economic compensation would be the benefits obtained through the LTIP.

4.2.	The Beneficiaries of the LTIP will primarily be a group of senior managers (but may include other employees) and Remunerated Directors of Codere Online as proposed, both initially and from time to time, by the CEO and approved by the Holdco Board.

4.3.	The Beneficiaries of the LTIP may also include certain independent contractors providing service to Codere Online and subject to the same approval process (i.e. proposed, both initially and from time to time, by the CEO and approved by the Holdco Board).

4.4.	The Company shall notify each of the Eligible Beneficiaries of their possible participation in the Plan through the Invitation Letter, to which a copy of the Terms and Conditions shall be attached. The Invitation Letter will include the post-contractual non-compete and non-solicit covenants indicated in paragraph 4.1. of this clause.

4.5.	New Beneficiaries of the Plan may be designated at any time during the term of the Plan by the Holdco Board (or the individual or individuals designated for these purposes by the Holdco Board).

In this case, they would be granted a prorated portion of the compensation established under the LTIP corresponding to the portion of the Vesting Period remaining under the Plan.

5. Adhesion procedure

5.1.	Participation in the LTIP is voluntary. Those Eligible Beneficiaries who have received an Invitation Letter and wish to adhere to the Plan, shall, within the deadline indicated therein, provide to their Employer Company, a signed copy of said Invitation Letter confirming the acceptance of becoming a Beneficiary of the LTIP and of the covenants of non-compete and non-solicit.

5.2.	The provision of the signed copy of said Invitation Letter, to his/her Employer Company, by the Beneficiary, shall imply the acceptance by the Beneficiary of each and every clause of the Terms and Conditions, the corresponding Sub Plan or Sub Plans and the specific terms stipulated in the Invitation Letter applicable to such Beneficiary.

5.3.	The failure to return the Invitation Letter duly signed by the stipulated deadline shall be interpreted as a refusal by the Eligible Beneficiary to participate in the Plan, in which case the Eligible Beneficiary shall not become a Beneficiary nor shall have any rights in connection with the LTIP.

6. Commencement of the LTIP

6.1.	The LTIP will be effective on the Date of Commencement of the Plan and the compensation for each Beneficiary will be granted on the Grant Date.

7. Vesting Period

7.1.	The Vesting Period of each of the components of the LTIP will be from the Date of Commencement of the Plan to December 31, 2026.

7.2.	For those individuals that become Beneficiaries after the Date of Commencement of the Plan, the vesting period also ends on December 31, 2026.

7.3.	Particular vesting conditions of each of the components are regulated in the corresponding Sub Plan.

8. Limitation of rights, declaration of limitation of liability and data protection

8.1.	By accepting the participation in the LTIP pursuant to clause 5 above, a Beneficiary irrevocably acknowledges and accepts that:

●	The Plan is established voluntarily by the Company;

●	A Beneficiary’s participation in the Plan will not create a right to further employment or relationship with the Employer Company or any entity of Codere Group.

●	The Beneficiary’s acceptance to participate in the LTIP implies full acceptance of the Terms and Conditions.

8.2.	Also, by accepting the participation in the LTIP pursuant to clause 5 above, a Beneficiary acknowledges and accepts that:

●	His/her personal data will be processed automatically or manually in order to enable the proper management and administration of the LTIP.

●	The legal basis is the performance of a contract between the data controller and the data subject (the LTIP).

●	The type of data processed are identification, contact, financial data and other personal data that is related to the LTIP (i.e. type of relationship, job position, salary, etc.).

●	Personal data will be stored exclusively for the period necessary to fulfil the purposes described above. As soon as they are no longer necessary, the data will be erased in accordance with the provisions of the data protection regulations, which implies their restriction, being available only for public authorities’ requests.

●	The Employer Company, in its capacity as data controller, guarantees to the Beneficiaries the rights of access, rectification, data portability, restriction of the processing, erasure, object and not to be subject to a decision based solely on automated processing including profiling of their personal data, which may be exercised by contacting the person in charge of data protection in the Employer Company.

●	The Company informs that his/her data may be communicated, via any medium, to third parties that provide the Company with professional services of any kind for the administration or execution of the LTIP, when these are necessary for the normal development of the Plan and are, in any case, used for this sole purpose.

●	Authorizes the corresponding Employer Company to withhold from the corresponding salaries or fees the amounts of the personal income tax, or if applicable, of the similar tax that is applicable, together with the social security contributions legally attributable to the Beneficiary as a consequence of his/her participation in this Plan.

●	Authorizes the Company to amend the Terms and Conditions of the Plan in the event of a change in the tax regulations relating to this type of incentive scheme that would result in an improvement in the Beneficiary’s personal taxation without otherwise modifying, in an adverse way for the Beneficiary, any of the Beneficiaries rights under the LTIP.

9. Corporate transactions: Company Sale Event

9.1.	Upon a Company Sale Event, 100% of the compensation under the LTIP will automatically vest and, in the case of the Restricted Shares or shares received upon exercise of Stock Options, can be sold immediately upon any such accelerated vesting (i.e. share sale restrictions shall not apply).

9.2.	“Company Sale Event” is understood to mean in the event of any of the following takes place:

(i)	A direct change of control of Codere Online whereby a third-party or a group of third parties acting in concert, in either case in one or a series of related transactions, either (a) end up owning more than 50% of the issued and outstanding Holdco Ordinary Shares or (b) acquire all or substantially all of the assets of Codere Online;

(ii)	An indirect change of control of Holdco whereby a third-party or a group of third parties acting in concert, in either case in one or a series of related transactions, end up owning 80% or more of the issued and outstanding Holdco Ordinary Shares;

(iii)	An indirect change of control of Holdco whereby a third-party or a group of third parties acting in concert, in either case in one or a series of related transactions, end up owning more than 50% of the issued and outstanding Holdco Ordinary Shares and the relevant Plan participant is terminated, other than for Cause within one year after said indirect change of control.

9.3.	For the purpose of clarity, any internal (i.e. within Codere Group and not involving third parties) restructuring or reorganization of Codere Group’s ownership interest in Holdco, will not be deemed a Company Sale Event.

10. Termination of the Plan

10.1.	The termination date of the Plan is regulated in each Sub Plan.

10.2.	Upon the termination of all of the Sub Plans, the Plan will terminate and all rights under this LTIP will be forfeited without any compensation whatsoever arising from the Plan or its termination.

10.3.	The Holdco Board may approve extensions of the termination date foreseen for each of the components in the corresponding Sub Plan.

11. Confidentiality

11.1	The Beneficiary acknowledges that any information, observations and data (including trade secrets) supplied or obtained by him/her, either orally or in writing, or in any other form while employed by or rendering services to Codere Online or related to any company of Codere Group, in connection with: (i) its business or affairs; (ii) its clients, employees or suppliers; (iii) any of its shareholders, including, for the avoidance of doubt, any information regarding investors and/or any shareholders’ agreement (the “Confidential Information”) are the property of Codere Online or the corresponding entity of Codere Group, as applicable.

11.2	The Beneficiary undertakes, during and after the termination of his/her relationship with Codere Online:

i)	To hold the Confidential Information in strict confidence and not disclose, copy, reproduce, transfer or distribute any of it to any person, whether in the course of trade or without a profit motive, without the prior written consent of the Company, unless and to the extent that: (i) the Confidential Information becomes generally known to and available for use by the public other than as a result of the Beneficiary’s acts or omissions; or (ii) unless required by a court or administrative order;

ii)	Take all necessary precautions to prevent that the Confidential Information from being shared with third parties;

iii)	In the event that he/she becomes legally compelled to disclose any of the Confidential Information, give notice to the Company and consult with the Company regarding the proposed form, timing, nature and purpose of the disclosure.

12. Clawback and malus clause

12.1.	To the extent this LTIP is subject to recovery under any law, government regulation, stock exchange listing requirement or company agreement or policy, the Awards regulated herein will be subject to such deductions and clawback as may be required to be made pursuant to such law, government regulation or stock exchange listing requirement (or any agreement or policy adopted by the Company pursuant to any such law, government regulation stock exchange listing requirement or otherwise).

12.2.	The breach of the non-compete and non-solicit obligations and covenants may also result in application of said clawback and/or malus.

12.3.	Any application of this clause will be subject to a substantiated Holdco Board decision and on a case by case basis (for each individual Beneficiary) and no later than Dec 31, 2027, after which date no clawback may be applied.

13. Tax and social security consequences

13.1.	All tax and social security consequences and obligations arising from the grant, vesting, or exercise of any Award (as applicable), or the subsequent disposition of Holdco Ordinary Shares subject thereto or from any other event or act hereunder, shall be borne solely by the Beneficiary. Notwithstanding the above, the Company’s obligation to deliver Holdco Ordinary Shares upon the exercise or vesting of any Awards granted under the Plan shall be subject to the satisfaction of all applicable tax withholding and social security contribution requirements as governed by applicable laws or practice.

13.2.	Unless requested otherwise by the Beneficiary, the Company shall have the right, but not the obligation, to deduct from the Holdco Ordinary Shares issuable to a Beneficiary upon the exercise or vesting of an Award, or to accept from the Beneficiary the tender of a number of whole Holdco Ordinary Shares having a fair market value, equivalent to the average Holdco Ordinary Shares price over the last 20 trading days prior to the exercise or vesting date, as applicable, that will enable Codere Online to satisfy any tax and social security withholding obligations of the Beneficiary.

13.3.	Except where prohibited by applicable law and/or securities market regulations[7], the Company shall, if requested by the Beneficiary, extend loans to the Beneficiary to provide him/her with sufficient funds to pay the taxes due related to the first year of the Vesting Period under the LTIP (due to the selling restrictions applicable in the first two years). Thereafter, Beneficiaries of the plan will need to assume any tax or social security payment related to the LTIP without any such assistance from the Company, according to clause 13.1 and 13.2.

[7]	For example, as a U.S. listed company, Company would be prohibited from extending loans to its executive officers or directors under U.S. securities laws.

14. Miscellaneous

14.1.	The future value of Codere Online, and consequently, the increase of value of such entity, is unknown and cannot be predicted with certainty and it may increase or decrease in value.

14.2.	Nothing in this LTIP shall: (i) constitute or entail any cumulative or consolidated rights or remuneration; (ii) affect the regular salary and other remunerations, whether fixed or variable, of the Beneficiaries; (iii) be considered for the determination or calculation of future increases of the Beneficiaries’ salaries or other remunerations.

14.3.	The general shareholders’ meeting will instruct and authorize the Holdco Board to implement the LTIP. Notwithstanding, the Holdco Board will be in charge of determining the Beneficiaries of the Plan, establishing his/her particular conditions and any interpretation of the Plan.

15. Other incentive schemes

15.1	The Company or the corresponding Employer Company may use other schemes to provide incentives to Beneficiaries. Participation in the LTIP does not affect, and is not affected by, participation in any other scheme of the Company, the corresponding Employer Company or Codere Group unless the terms of that scheme provide otherwise.

16. Governing law

16.1.	From a labor perspective, the LTIP will be subject to the Spanish Labor Legislation as a significant part of the compensation to be granted under the LTIP will be to Beneficiaries located in Spain. However, based on the provisions of Rome Regulations I, the LTIP must be consistent with the provisions that cannot be derogated by way of contractual agreement (article 8.1), considering the internal laws of each jurisdiction.

16.2.	Notwithstanding any provisions in this agreement, each of the components of the LTIP may be subject to special terms and conditions depending on where the Beneficiary is located. When applicable, the special terms and conditions for said country will be regulated within a Foreign Appendix that will constitute part of the Plan Terms and Conditions.

17. Partial nullity

17.1.	If any clause of this LTIP or the three Sub Plans is declared, totally or partially, null or ineffective, such nullity or ineffectiveness will affect only said provision or the part of it that is null or ineffective, and this LTIP and the Sub Plans, will remain in force in regards to everything else, as if such provision (or the part of it) that is affected was not declared null or ineffective.

18. Recognition

18.1.	By expressing his/her acceptance of the content of these this LTIP, the Beneficiary acknowledges having read, understood and accepted all the terms, conditions and restrictions included in its clauses.

The Beneficiary acknowledges that he/she is proficient in the English language, or has consulted with an advisor who is sufficiently proficient in English, so as to allow the Beneficiary to understand the Terms and Conditions of this Plan. If the Beneficiary has received this Plan, or any other documents related to it the Plan translated into a language other than English and if the meaning of the translated version is different than the English version, the English version will prevail.

LONG TERM INCENTIVE PLAN

Sub Plan 1 - Restricted Shares

1. Award amount

1.1.	The Beneficiary will receive free (i.e. without having to pay any acquisition price) Holdco Ordinary Shares[8].

1.2.	The number of Restricted Shares to be granted will be based on the portion of the Target Comp. tied to this restricted share component and a target share price of $20,50 (“Target Share Price”) and subject to standard anti-dilution protections (including, but not limited to, stock splits and share dividends) and adjustment for extraordinary cash dividends. Fractional shares being not possible, the number of Restricted Shares shall be rounded down to the closest entire number.

(For example, if a Beneficiary’s Target Comp. is $1.000.000, and assuming the standard component mix contemplated, he/she would be receiving $333.340 worth of shares, which at the Target Share Price would result in a grant of 16.260 shares).

1.3.	Holdco will have the right to cash settle the Restricted Shares one day before they become unrestricted (i.e. they vest and would otherwise need to be delivered to the Beneficiary) by paying to the Beneficiary an amount in cash (per share) equivalent to the average Holdco Ordinary Share price over the last 20 trading days prior to the cash settlement date.

2. Vesting conditions

2.1.	The Restricted Shares granted to the Beneficiaries shall have a 20% vesting per calendar year (with pro-rata daily vesting for partial year periods), considering the applicable Start of Vesting Period, and all along the duration of the LTIP.

2.2.	Vested shares will be delivered (if not otherwise repurchased by Holdco) to the Beneficiary as soon as possible after vesting but in no event no later than 5 business days after vesting.

[8]	According to the terms of the articles of association of Holdco, the Holdco Board is only authorized to issue free shares to Beneficiaries of companies in which Holdco holds, directly or indirectly, at least 50% of the share capital or voting rights. Moreover, free shares can only be issued provided that Holdco has sufficient reserves available to be incorporated as payment of the free shares.

2.3.	Beneficiaries shall have economic (i.e. dividends) and political (i.e. voting) rights as a Holdco shareholder after the Restricted Shares have vested and been issued to them.

3. Lock up period

3.1.	Vested shares may be sold by the Beneficiary at any time after 90 days following vesting, but no earlier than December 31, 2023.

3.2.	The LTIP will be considered as a Shareholders’ Agreement as defined under the articles of association of Holdco. As such, any sale of shares in violation of the share sale restrictions (i.e. lock up periods) reflected in the LTIP will be considered a prohibited transfer of Holdco shares (i.e. a contractual breach by LTIP Beneficiaries) and, therefore, null and void.

4. Leaver provisions

4.1.	In case a Beneficiary has been granted Restricted Shares and said relationship with the Employer Company is terminated or Beneficiary voluntarily departs prior to the termination of the Plan, the Beneficiary will be considered as a leaver, and depending whether he/she is qualified as a “bad leaver” or a “good leaver”, the following scenarios will apply:

a)	Beneficiaries whose relationship with the Employer Company is terminated due to Cause, shall be qualified as “bad leavers”, and thus, will forfeit all unvested and vested Restricted Shares.

b)	Beneficiaries who are not qualified as bad leavers, will be qualified as “good leavers”, being therefore entitled to keep all the vested Restricted Shares up until the time of their termination by or voluntary departure from the Employer Company, as applicable, and, in the event of a termination by the Employer Company, will be unrestricted from selling any such shares (i.e. share sale restrictions shall not apply).

For the purpose of clarity, any good leaver via a voluntary departure from the Employer Company would continue to be subject to the LTIP and to the Sub Plan terms and conditions (e.g. share sale restrictions) as if said voluntary departure had not occurred.

Furthermore, in the event of a termination due to the death of a Beneficiary, said Beneficiary will be qualified as a good leaver and any vested compensation under this Sub Plan up to the date of his or her death would pass to the Beneficiary’s heirs pursuant to applicable legislation in the jurisdiction in which the Beneficiary’s estate is administered and said heirs would continue to be subject to the LTIP and to the Sub Plan terms and conditions (e.g. share sale restrictions) as if said death had not occurred.

4.2.	For certain key Beneficiaries, the leaver provisions may be modified to provide more favorable terms than what is outlined above.

5. Issuance of Shares

5.1.	The company formally issuing the shares will be Holdco.

5.2.	However, the Employer Company of each Beneficiary will be the one liable for compliance with applicable payroll obligations (income tax withholdings and social security tax withholdings/payments).

6. Termination Date

6.1.	The termination date of this Sub Plan is March 31, 2027.

LONG TERM INCENTIVE PLAN

Sub Plan 2 - Stock Options

1. Award amount

1.1.	The number of Stock Options to be granted will be based on the portion of the Target Comp. tied to this stock option component, a $10,00 exercise price (the “Strike Price”), the Target Share Price and subject to standard anti-dilution protections (including, but not limited to, stock splits and share dividends) and adjustment for extraordinary cash dividends. The number of Stock Options shall be rounded up or down to the closest entire number.

For example, if a Beneficiary’s Target Comp is $1.000.000, and assuming the standard component mix contemplated, he/she would be receiving $333.330 worth of Stock Options, which, based on the Strike Price and the Target Share Price (i.e. $10,50 above the strike price) would result in a grant of 31.746 Stock Options.

1.2.	The Stock Options themselves shall not be transferable by the Beneficiary at any time.

2. Vesting conditions

2.1.	The Stock Options granted to the Beneficiaries shall have a 20% vesting per calendar year (with pro-rata daily vesting for partial year periods), considering the applicable Start of Vesting Period.

3. Lock up period

3.1.	Vested Stock Options may be exercised as follows:

●	At any time after 90 days following vesting but no earlier than December 31, 2023 and no later than December 31, 2027;

●	At the option of the Beneficiary, on a cash (i.e. paying the Strike Price per share in exchange for a whole share) or cashless[9] (i.e. receiving the number of shares equivalent to the difference between the share price and the Strike Price) basis.

●	Notwithstanding the Beneficiary’s decision as to exercising on a cash or cashless basis, Holdco shall have the option to net cash settle to avoid the dilutive impact from any such stock option exercise.

[9]	Subject to any Luxembourg law requirements applicable at the time of any such cashless exercise, including but not limited to the requirement that at least the €1 nominal share price be paid in cash.

4. Leaver provisions

4.1.	In case a Beneficiary has been granted Stock Options and said relationship with the Employer Company is terminated or the Beneficiary voluntarily departs prior to the termination of the Plan, the Beneficiary will be considered as a leaver, and depending whether he/she qualifies as a “bad leaver” or a “good leaver”, the following scenarios will apply:

a)	Beneficiaries whose relationship with the Employer Company is terminated due to Cause, shall be qualified as “bad leavers”, and thus, will forfeit all unvested and vested Stock Options.

b)	Beneficiaries who are not qualified as bad leavers will be qualified as “good leavers”, being therefore entitled to keep all the vested Stock Options up until the time of their termination by or voluntary departure from the Employer Company, as applicable.

In the event of a termination by the Employer Company, Beneficiaries will be provided a 90-day period to exercise any such vested Stock Options and would otherwise be unrestricted from selling any of the shares received upon exercise (i.e. share sale restrictions shall not apply) after having exercised (and assuming that the company has not elected to net cash settle) said Stock Options.

For the purpose of clarity, any good leaver via a voluntary departure from the Employer Company would continue to be subject to the LTIP and to the Sub Plan terms and conditions (e.g. stock option exercise and subsequent share sale restrictions) as if said voluntary departure had not occurred.

Furthermore, in the event of a termination due to the death of a Beneficiary, said Beneficiary will be qualified as a good leaver and any vested compensation under this Sub Plan up to the date of his or her death would pass to the Beneficiary’s heirs pursuant to applicable legislation in the jurisdiction in which the Beneficiary’s estate is administered and said heirs would continue to be subject to the LTIP and to the Sub Plan terms and conditions (e.g. stock option exercise and subsequent share sale restrictions) as if said death had not occurred.

4.2.	For certain key Beneficiaries, the leaver provisions may be modified to provide more favorable terms than what is outlined above.

5. Issuance of Stock Options

5.1.	The company formally issuing the Stock Options will be Holdco.

5.2.	However, the Employer Company of each Beneficiary will be the one liable for compliance with applicable payroll obligations (income tax withholdings and social security tax withholdings/payments).

6. Termination date

6.1.	The last date for exercising the Stock Options regulated herein, would be December 31, 2027.

6.2.	Therefore, such date (December 31, 2027) shall be considered as the termination date for this particular component.

6.3.	Upon the completion of this date, all rights to exercise any vested Stock Options regulated herein, will be forfeited without any compensation whatsoever arising from the LTIP or this Sub Plan termination.

LONG TERM INCENTIVE PLAN

Sub Plan 3 - Deferred Payment Right

1. Award amount:

1.1.	The Deferred Payment Right will be based on the portion of the Target Comp. tied to this Deferred Payment Right component.

For example, if a Beneficiary’s Target Comp is $1.000.000, and assuming the standard component mix contemplated, he/she would be granted a Deferred Payment Right of up to $333.330.

1.2.	The Deferred Payment Right component will be calculated with the following formula:

IV = EV-BV-IC

Where:

IV means Incremental (Equity) Value.

EV means Exercise (Equity) Value, which will be equal to:

i)	2026 Adjusted EBITDA * 10 - net financial debt

or

ii)	in the event of a Company Sale Event, the Transaction Value of Codere Online as established in the Company Sale Event.

For the purpose of clarity, in the event of a Company Sale Event where a Transaction Value has not been established or cannot be reasonably determined by the Company, acting in good faith, then the EV will be calculated as per i) above.

EBITDA means earnings before interest, taxes, depreciation and amortization.

Adjusted EBITDA means EBITDA excluding extraordinary and other non-recurring items including Growth Marketing.

Growth Marketing means marketing expenditures in excess of 30% of net gaming revenue.

Transaction Value means the sum of the fair market value of all consideration paid, to be paid, or otherwise attributable to 100% of the equity value of Codere Online including, but not limited to, cash, securities, assumption of debt or any other consideration of any form.

BV means Base (Equity) Value of $350 million.

IC means Invested Capital from shareholders (i.e. equity or equity like capital contributions) less any cash distributions to shareholders (i.e. dividends, return of capital, etc.), in each case to the extent made after the Date of Commencement of the Plan and capitalized at an annual rate of 8%.

Target IV of $300 million.

1.3.	At the Target IV, the Beneficiary would be receiving 100% of the compensation tied to the Deferred Payment Right. Compensation would be capped at 100%, with a linear extrapolation based on the realized IV (i.e. % achieved between $0 million and the Target IV).

1.4.	The IV will be determined as soon as possible following year-end 2026 (or earlier, if possible, following a Company Sale Event).

2. Vesting conditions

2.1.	The Deferred Payment Right granted to the Beneficiaries will have a 20% vesting per calendar year (with pro-rata daily vesting for partial year periods), considering the applicable Start of Vesting Period.

3. Payment conditions

3.1.	The Deferred Payment Right will be paid at the Company’s option in cash or Holdco Ordinary Shares.

3.2.	The Payment of the Deferred Payment Right will take place as soon as possible after the End of Vesting Period or, if earlier (and if possible), a Company Sale Event, but, in any event, no later than March 31, 2027 (“Payment Date”).

4. Leaver provisions

4.1.	In case a Beneficiary has been granted a Deferred Payment Right and said relationship is terminated or the Beneficiary voluntarily departs with the Employer Company prior to the termination of the Plan, the Beneficiary will be considered as a leaver, and depending whether he/she is qualified as a “bad leaver” o a “good leaver”, the following scenarios will apply:

a)	Beneficiaries whose relationship with the Employer Company is terminated due to Cause, shall be qualified as “bad leavers”, and thus, will forfeit all unvested and vested Deferred Payment Right.

b)	Those who are not qualified as bad leavers will be qualified as “good leavers”, being therefore entitled to keep all the vested Deferred Payment Right up until the time of their termination by or voluntary departure from the Employer Company, as applicable, and any amounts payable under any such Deferred Payment Right would be payable at the Payment Date.

For the purpose of clarity, in the event of a termination due to the death of a Beneficiary, said Beneficiary will be qualified as a good leaver and any vested compensation under this Sub Plan up to the date of his or her death would pass to the Beneficiary’s heirs pursuant to applicable legislation in the jurisdiction in which the Beneficiary’s estate is administered.

4.2.	For certain key Beneficiaries, the leaver provisions may be modified to provide more favorable terms than what is outlined above.

5. Issuance of Deferred Payment Right

5.1.	The company formally issuing the Deferred Payment Right will be Holdco.

5.2.	However, the Employer Company of each Beneficiary will be the one liable for compliance with applicable payroll obligations (payment, income tax withholdings and social security tax withholdings/payments).

6. Termination Date

6.1.	The Payment Date shall be considered as the termination date for this particular component.

ANNEX II

PRIVACY NOTICE

1.	scope

1.1	This data protection notice (“Notice”) informs you about the processing of your personal data or that of the shareholder’s representative(s) by Codere Online Luxembourg, S.A. (the “Company”) in the context of the organization and holding of annual general meetings.

1.2	Personal data provided to the Company will be processed in compliance with the requirements of the EU Regulation 2016/679 on the protection of natural persons with regard to the processing of personal data and on the free movement of such data as may be amended from time to time (“GDPR”) and any applicable implementing legislation.

1.3	This Notice sets out how the Company will process personal data about its shareholders or their representatives.

2.	Identity of the controller of your personal data

2.1	The controller is:

Codere Online Luxembourg, S.A.

7, rue Robert Stümper L-2557 Luxembourg

Grand Duchy of Luxembourg

R.C.S. Luxembourg: B 255798

2.2	You may contact the Company for all queries you have in relation to this Notice using our contact details which can be found in Section 12 below “How to contact us”.

3.	What categories of personal Data do we collect

When preparing its annual general meetings, the Company processes the following categories of personal data:

●	personal details (such as the name, address);

●	contact details (e-mail address, telephone number); and

●	information concerning the shares held (number of shares and type of ownership).

In addition, the following categories of personal data will be processed:

●	attendance to the annual general meetings;

●	as appropriate, the submission of countermotion.

Although the shares are registered, only the depository will be recorded in the share register.

4.	Where we obtain personal data from

The Company processes personal data:

●	provided by you (or the shareholder to which you relate) in the course of registering for the annual general meeting; or

●	transmitted by the depository institutions for the shareholder.

5.	Do you have to provide us with personal data?

5.1	You are legally required to provide your personal data listed under section 3 in order to attend the annual general meeting and cannot exercise your shareholder rights at the annual general meeting without doing so.

6.	Do you have to inform your representative(s) and/or beneficial owner(s)?

6.1	Where the shareholder is an undertaking, individual whose personal data are provided for the purpose of organising and holding annual general meetings shall be informed about the processing of their personal data, as well as on their related rights and the Shareholder shall provide them with a copy of this Notice.

6.2	The Company may assume that the Shareholder has complied with the undertakings contained herein and that all individuals have been properly informed.

7.	Why we process personal data

The Company processes personal data for the following purposes and according to the following legal basis:

●	in order to organize and hold annual general meetings (necessary for compliance with a legal obligation to which the Company is subject);

●	to enable shareholders or their representatives to participate in annual general meetings and to exercise their rights (necessary for compliance with a legal obligation to which the Company is subject);

●	in order to authorize proxies (necessary for the purposes of the Company’s legitimate interests);

●	where applicable, in connection with the establishment, exercise or defense of legal claims (necessary for the purposes of the Company’s legitimate interests).

Where the Company relies on its legitimate interests, you may request to be provided with our analysis of the balance of our interests against your rights and freedoms.

8.	Who we share personal data with and why

8.1	Your personal data may be shared by the Company with the following entities:

●	other shareholders who participate in the annual general meeting (as your name would be recorded in the list of participants);

●	lawyers and notaries who assist us in organizing and holding the annual general meeting;

●	the professional advisers of the Company (such as legal and tax counsels); and

●	other service providers of the Company.

8.2	The Company will take all reasonable steps, as required by the GDPR, to ensure the safety, privacy and integrity of your personal data and will, as required by the GDPR enter into contracts with such recipients to protect the privacy and integrity of your personal data supplied.

8.3	Please note that the Company may be required to publish your name on its corporate website if you exercise certain shareholder rights (e.g. submitting requests for additions to the agenda).

9.	Transfers of personal data outside the europen economic area (“EEA”)

9.1	In principle, the Company and the third-party providers listed in Section 8 above “Who we share personal data with and why” will not transfer your personal data outside the EEA.

9.2	The Company may from time to time use external service providers based outside the EEA to whom personal data will be transferred for the printing and dispatching of shareholder notices, the receipt of registrations an proxies, or the sending of communications to shareholders. In such case, you will be informed in due course and the Company will ensure that your personal data is protected by either by an adequacy decision of the European Commission, or appropriate safeguards such as EU model contracts.

10.	How long we keep personal data

10.1	In accordance with the GDPR principles and in particular article 5 of the GDPR (which lists the core principles relating to the processing of personal data), we do not keep your personal data for longer than is necessary for the purposes for which they are processed by us.

10.2	Personal data collected in connection with annual general meetings will in principle be retained for five (5) years from the date the relevant general meeting is held.

10.3	Beyond this, the Company will retain your personal data where necessary to comply with legal retention obligations under commercial and tax law (in principle 10 years), or in connection with the establishment, exercise or defense of legal claims.

11.	Your rights in respect of your personal data

11.1	You have certain rights under the GDPR, including:

●	The right to access your personal data, free of charge, including the right to ask for a copy of your personal data where it does not adversely affect the rights and freedoms of others (please note that if you request any further hard copies later on, we may charge you a reasonable fee based on administrative costs).

●	The right to have incomplete or inaccurate personal data corrected (including by means of providing a supplementary statement).

11.2	In some limited circumstances:

●	the right to object to the use of your personal data (where processing is based on the Company’s legitimate interest);

●	the right to restrict the use of your personal data;

●	the right to require us to erase/delete your personal data; however, please note that if we process your personal data in particular to comply with a legal obligation, we will not be able to respond positively to your request to erase/delete your personal data.

●	the right to receive personal data which you have provided to us in a structured, commonly used and machine-readable format and the right to transmit those data to another data controller; however, please note that this right to data portability only arises where: (a) the processing is based on consent or on a contract; and (b) the processing is carried out by automated means, and (c) it does not adversely affect the rights and freedoms of others. This data portability right also only applies to the data that you have provided to us.

11.3	You are hereby informed that no automated decision making or profiling is conducted.

11.4	You may contact us using our contact details which can be found in Section 12 below “How to contact us” if you would like to exercise such rights. We will respond to you as swiftly as possible.

11.5	In addition, you also have the right to ask questions or lodge a complaint about our processing of your personal data with the relevant supervisory authority. You can complain in the EEA Member State where you live or work, or that of the place where the alleged breach of the GDPR has taken place. In Luxembourg, the relevant supervisory authority is the Commission Nationale pour la Protection des Données (CNPD).

12.	How to contact us

If you want more details on the processing of your personal data, if you have any specific queries or concerns regarding the processing of your personal data, if you want to exercise your rights towards us or if you would like to make a complaint, do not hesitate to contact us at dpo.codere@codere.com.

13.	Amendments to this Notice

13.1	This Notice is kept under regular review and may be updated from time to time and you will be notified in writing in case of any changes.

13.2	This Notice was last updated in February 2022.

ATTENDANCE AND PROXY FORM

(to be fully and compulsory completed)

For the general meeting of the shareholders (the “General Meeting”) of:

Codere Online Luxembourg, S.A.

Société anonyme

Registered office: 7, rue Robert Stümper L-2557 Luxembourg

Grand Duchy of Luxembourg

R.C.S. Luxembourg: B 255798

(the “Company”)

to be held on on 3 March 2022 at 5:00 p.m. (Luxembourg time) at the registered office of the Company without physical presence of shareholders, with the following agenda:

AGENDA

1)    Approval of the creation, the set-up and the terms and conditions of a long-term incentive plan for the Company (the “LTIP”).

Proposed resolution:

“After due and careful consideration of the LTIP, as tabled in the General Meeting, the General Meeting resolves to approve the creation, the set-up and the terms and conditions of the LTIP by the Company, substantially in the terms of the LTIP and the LTIP Master Agreement attached as an Annex to the minutes of this meeting.”

Number of shares of the Company held by the Principal (as defined below) on the record date for admission to the General Meeting at close of business (i.e 11:59 p.m. Luxembourg time, 5:59 p.m. EST) on 11 February 2022 (the “Record Date”):

Number of votes that Principal wishes to cast for voting at the General Meeting:

If this field is left blank, it is automatically assumed that the Principle wishes to cast votes for the all the shares held by her/him/it on the Record Date.

Shareholder identification: The undersigned (the “Principal”), Name: Contact details: - Address:
- E-mail address:	Telephone number:

Choose one of the 3 options and tick the corresponding box, then date and sign below:

☐ 1.

I, as Principal, will not attend the General Meeting, and

I empower Patrick Ramsey, chairman of the board of directors of the Company (the “Representative”) to vote in my name and on my behalf as the Representative may in his sole discretion deem fit on the resolution submitted for the item on the agenda.

If amendments or new resolutions were to be presented, I irrevocably give power to the Representative to vote in my name and on my behalf as he may in his sole discretion deem fit, unless I tick the box below:

I ABSTAIN ☐

☐ 2.

I, as Principal, will not attend the General Meeting and

I empower Patrick Ramsey, chairman of the board of directors of the Company (the “Representative”) to vote in my name in accordance with the following voting instructions*:

* Please tick the appropriate box below with an « X » thereby indicating how you wish to vote on the item on the agenda of the General Meeting. The omission to tick any box with respect to the resolution shall allow the Representative to vote in his full discretion on the proposed resolution.

1.    Approval of the creation, the set-up and the terms and conditions of a long-term incentive plan for the Company (the “LTIP”).

For ☐          Against ☐          Abstention ☐

If amendments or new resolutions were to be presented, I irrevocably give power to the Representative to vote in my name and on my behalf as he may in his sole discretion deem fit, unless I tick the box below:

I ABSTAIN ☐

☐ 3.

I, as Principal, will not attend the General Meeting but express my vote as follows*:

* Please tick the appropriate box below with an « X » thereby indicating how you wish to vote on the item on the agenda of the General Meeting. The omission to tick any box with respect to the resolution shall render the present voting form void:

1.    Approval of the creation, the set-up and the terms and conditions of a long-term incentive plan for the Company (the “LTIP”).

Proposed resolution:

” After due and careful consideration of the LTIP, as tabled in the General Meeting, the General Meeting resolves to approve the creation, the set-up and the terms and conditions of the LTIP by the Company, substantially in the terms of the LTIP and the LTIP Master Agreement attached as an Annex to the minutes of this meeting.”

For ☐          Against ☐          Abstention ☐

If amendments or new resolutions were to be presented, I irrevocably give power to Patrick Ramsey, chairman of the board of directors of the Company (the “Representative”) to vote in my name and on my behalf as he may in his sole discretion deem fit, unless I tick the box below:

I ABSTAIN ☐

Powers of the Representative:

The Representative may represent the Principal at the General Meeting or any other adjourned or re-convened general meeting of shareholders convened for the purpose of resolving on the agenda of the General Meeting, vote in the name and on behalf of the Principal on any resolution submitted to said General Meeting or adjourned or re-convened general meeting, sign any documents, delegate under his own responsibility the present power of attorney to another representative and, in general, do whatever seems appropriate or useful to the implementation and the execution of the present power of attorney.

For the purpose of the foregoing, the Representative may, in the name and on behalf of the Principal, sign and execute all minutes, elect domicile and do and perform such other acts or things as may be required for the carrying out of this proxy, promising ratification.

The Representative is hereby authorised by the Principal:

•	to declare on behalf of the Principal that he/she/it has been informed of the agenda of the General Meeting and that he/she/it considers himself/herself/itself sufficiently informed of the agenda; and

•	to waive on behalf of the Principal any convening formalities or requirements in relation to the holding of the General Meeting.

The Principal shall indemnify, and keep indemnified, the Representative against all losses, liabilities and costs which the Representative may incur as a result of his or her appointment under this attendance and proxy form.

This attendance and proxy form is irrevocable for a period of three (3) months from the date on which it is executed.

This attendance and proxy form, and the rights, obligations and liabilities of the Principal and the Representative hereunder, shall be governed by the laws of the Grand Duchy of Luxembourg. Any claims, disputes or disagreements arising under, in connection with or by reason of this attendance and proxy form shall be brought by the Principal and the Representative in the courts of Luxembourg-City, and each of the Principal and the Representative hereby submits to the exclusive jurisdiction of such courts in any such actions or proceeding and waives any objection to the jurisdiction or venue of such courts.

Signed and delivered in _______________, on _________________ 2022

By:

_____________________________